December 27, 2018

Mr. Raj Rajan

Division of Corporation Finance

United States Securities and Exchange Commission

100F Street N.E.

Washington, DC 20549

Re:	First Choice Healthcare Solutions, Inc. Form 10-K for the Year Ended December 31, 2017 Filed April 2, 2018 File No. 000-53012

Dear Mr. Rajan,

The following correspondence is supplemental information to our original filing on December 10, 2018 and will show how we concluded the transaction met the definition of a normal leaseback, which is predicated on the lessee’s active use of the property as well as minor sublease during the lease term and the absence of other continuing involvement conditions. The Registrant’s conclusion of minor use is based on the following:

Concurrent with the sale of the land, building and improvements, the Registrant leased -back and occupied 26,176 square feet of the premises, or approximately 34% of the building.

The Registrant estimated the present value of the leaseback to be approximately 10% of the fair value of the asset sold and summarized as follows:

Purchaser’s acquisition costs per settlement sheet (attachment a)	$ 15,819,338
Registrant’s incremental annual borrowing rate (attachment b)	71.3%
Present value of Registrant’s leaseback (attachment b)	$1,566,680

The Registrant believes the lease rental appeared to be reasonable in view of current market conditions at the time of the sale.

The Registrant believes it relinquished substantially all the right as a result, the Registrant accounted for the leaseback as though it were unrelated to the sale because the leaseback is minor representing less than 10% of the selling price of the building. The Registrant believes that the present value of the estimated normal sublease rentals represent minor based upon the guidance in in Statement of Financial Accounting Standards No. 98 (as amended) and ASC 840-40-25-3.

In addition, please be advised that in connection with our responses herein First Choice Healthcare Solutions, Inc. acknowledges that i) it is responsible for the adequacy and accuracy of the disclosure in the filing, ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require any additional information, please do not hesitated to give me a call 321-725-0090 ext. 225.

Sincerely,

/s/ Phillip Keller
Phillip Keller
Interim Chief Executive Officer and Chief Financial Officer
First Choice Healthcare Solutions, Inc.
709 South Harbor City Blvd
Melbourne, FL 32901

709 S Harbor City Blvd * Suite 530 * Melbourne, Florida 32901 * 321.725.0090

www.myfchs.com

OTCB: FCHS